June 4, 2025

Gene Mack
Chief Executive Officer
Gain Therapeutics, Inc.
4800 Montgomery Lane, Suite 220
Bethesda, MD 20814

       Re: Gain Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 28, 2025
           File No. 333-287622
Dear Gene Mack:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Daniel Porco